

07005448

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2007
WASH. DC
SECTION

SEC FILE NUMBER
8- 50433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2006 (MM/DD/YY) AND ENDING 12-31-2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 ROUTE 46, SUITE 506
(No. and Street)

PARSIPPANY	NJ	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIMOTHY SMITH 973-394-0404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NISIVOCCIA & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

11 LAWRENCE ROAD	NEWTON	NJ	07860
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MALIKA K. GORLEY, Notary Public
City of Philadelphia, Phila. County
My Commission Expires December 22, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


NISIVOCCIA & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

5 Emery Ave.
Randolph, NJ 07869
Phone: 973-328-1825
Fax: 973-328-0507

11 Lawrence Road
Newton, NJ 07860
Phone: 973-383-6699
Fax: 973-383-6555

To the Stockholders of
Comprehensive Asset Management and Servicing, Inc. and
Comprehensive Capital Management, Inc.
2001 Route 46
Parsippany, NJ 07054

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying combining statement of financial condition of Comprehensive Asset Management and Servicing, Inc. (an S corporation) ("CAMAS") and Comprehensive Capital Management, Inc. (a corporation) ("CCM") as of December 31, 2006, and the related combining statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These combining financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combining financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combining financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combining financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combining financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combining financial statements referred to above present fairly, in all material respects, the financial position of Comprehensive Asset Management and Servicing, Inc. and Comprehensive Capital Management, Inc. as of December 31, 2006 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the combining financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the combining financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the combining financial statements and, in our opinion, is fairly stated in all material respects in relation to the combining financial statements aken as a whole.

Nisivoccia & Company LLP

n, New Jersey
ary 22, 2007

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
AND COMPREHENSIVE CAPITAL MANAGEMENT, INC.
COMBINING STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

	CAMAS	CCM	TOTAL
Assets:			
Current assets			
Cash and cash equivalents	$ 174,661	$ 47,676	$ 222,337
Deposit with clearing broker-dealer	25,000		25,000
Commissions receivable	176,463		176,463
Fees receivable		13,174	13,174
Prepaid taxes		683	683
Prepaid expenses and other current assets	47,485	55,627	103,112
Total current assets	423,609	117,160	540,769
Property and equipment, net	4,872	12,752	17,624
Equipment acquired under capital lease, net		1,325	1,325
Due from stockholder	2,148	69,859	72,007
Due from affiliates	29,970	12,510	42,480
Deferred income taxes		45,500	45,500
Security deposit	3,000		3,000
Total assets	$ 463,599	$ 259,106	$ 722,705
Liabilities and stockholders' equity:			
Current liabilities:			
Accounts payable and accrued expenses	$ 38,603	$ 25,177	$ 63,780
Commissions payable	222,275	15,702	237,977
Advanced reimbursements from representatives	3,303		3,303
Current portion of obligations under capital leases		514	514
Deferred revenue		118,758	118,758
Total current liabilities	264,181	160,151	424,332
Due to affiliate		41,664	41,664
Total liabilities	264,181	201,815	465,996
Stockholders' equity			
Common stock	303,500	40,000	343,500
Additional paid-in capital	93,000		93,000
Retained earnings (accumulated deficit)	(197,082)	17,291	(179,791)
Total stockholders' equity	199,418	57,291	256,709
Total liabilities and stockholders' equity	$ 463,599	$ 259,106	$ 722,705

END

The accompanying notes are an integral part of these financial statements